787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 23, 2023

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Nicholas Nalbantian
Dietrich King
Blaise Rhodes
Angela Lumley

Re:	The Chosen, Inc.
Amendment No.1 to Registration Statement on Form 10-12G
Filed April 3, 2023
File No. 000-56519

Dear Mr. Nalbantian:

On behalf of The Chosen, Inc. (the “Company”), we are hereby responding to the letter, dated May 16, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No.1 to the Registration Statement on Form 10-12G, filed on April 3, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to the Staff’s comment by revising the Registration Statement to address the comment. The Staff’s comment is repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form 10-12G filed April 3, 2023

Item 1. Business.

Recent Transactions, page 5

1.	We read your responses to comments 1, 3, 4 and 5 of our comment letter dated April 17, 2023. Please expand the disclosure in your filing to describe your accounting for each area addressed, in a manner detailed enough for a reader to understand your accounting policies.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has revised its disclosures on pages F-7, F-8, F-10, F-11 and F-15 of the Amended Registration Statement in response to the Staff’s comment.

*****

BRUSSELS   CHICAGO   FRANKFURT   HOUSTON   LONDON   LOS ANGELES   MILAN
NEW YORK   PALO ALTO   PARIS   ROME   SAN FRANCISCO   WASHINGTON

Please do not hesitate to contact Michael E. Brandt, Esq. at (212) 728.8962 or Tej Prakash, Esq. at (212) 728.8505 of Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP

cc:

JD Larsen
The Chosen, Inc.

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